UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 5, 2010

____

EOG RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**1-9743**	**47-0684736**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1111 Bagby, Sky Lobby 2 **Houston, Texas**	**77002**
(Address of principal executive offices)	(Zip code)

713-651-7000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

EOG RESOURCES, INC.

Item 2.02 Results of Operations and Financial Condition.

On August 5, 2010, EOG Resources, Inc. issued a press release announcing second quarter 2010 financial and operational results and third quarter and full year 2010 forecast and benchmark commodity pricing information (see Item 7.01 below). A copy of this release is attached as Exhibit 99.1 to this filing and is incorporated herein by reference. This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Item 7.01 Regulation FD Disclosure.

Accompanying the press release announcing second quarter 2010 financial and operational results attached hereto as Exhibit 99.1 is third quarter and full year 2010 forecast and benchmark commodity pricing information for EOG Resources, Inc., which information is incorporated herein by reference. This information shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing under the Securities Act of 1933, as amended, or Securities Exchange Act of 1934, as amended.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

99.1 Press Release of EOG Resources, Inc. dated August 5, 2010 (including the accompanying third quarter and full year 2010 forecast and benchmark commodity pricing information).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

EOG RESOURCES, INC.
(Registrant)

Date: August 5, 2010

By: /s/ TIMOTHY K. DRIGGERS
Timothy K. Driggers
Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer and Duly Authorized Officer)

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release of EOG Resources, Inc. dated August 5, 2010 (including the accompanying third quarter and full year 2010 forecast and benchmark commodity pricing information).

EXHIBIT 99.1

EOG Resources, Inc. P.O. Box 4362 Houston, TX 77210-4362

News Release

For Further Information Contact:

Investors
Maire A. Baldwin
(713) 651-6EOG (651-6364)

Media and Investors
Elizabeth M. Ivers
(713) 651-7132

EOG RESOURCES REPORTS SECOND QUARTER 2010 RESULTS

- **Records 43 Percent Total Crude Oil and Condensate Production Increase Over Second Quarter 2009**
- **Announces Likely 65 Million Barrel Equivalent Horizontal Crude Oil Discovery in New Mexico**
- **Reports Two Exceptional Haynesville Wells in Texas Core Area**
- **On Track to Achieve 13 Percent Total Company Organic Production Growth in 2010**

FOR IMMEDIATE RELEASE: Thursday, August 5, 2010

HOUSTON – EOG Resources, Inc. (EOG) today reported second quarter 2010 net income of $59.9 million, or $0.24 per share. This compares to a second quarter 2009 net loss of $16.7 million, or $0.07 per share.

The results for the second quarter 2010 included a $2.5 million ($1.4 million after tax, or $0.01 per share) revision in the estimated fair value of a contingent consideration liability associated with a previously disclosed acquisition of unproved acreage and a previously disclosed non-cash net gain of $37.0 million ($23.7 million after tax, or $0.09 per share) on the mark-to-market of financial commodity transactions. During the quarter, the net cash inflow related to financial commodity contracts was $15.9 million ($10.1 million after tax, or $0.04 per share). Consistent with some analysts' practice of matching realizations to settlement months, and making certain other adjustments in order to exclude one-time items, adjusted non-GAAP

net income for the quarter was $44.9 million, or $0.18 per share. Adjusted non-GAAP net income for the second quarter 2009 was $183.6 million, or $0.73 per share. (Please refer to the attached tables for the reconciliation of adjusted non-GAAP net income to GAAP net income.)

Operational Highlights and Targets

During the second quarter, total company crude oil and condensate production increased 43 percent over the same period in 2009. Production increases were greatest from the North Dakota Williston Basin where drilling and production results have proven consistent. In the Bakken Core, the Van-Hook 7-23H and Fertile 37-07H came on-line at 2,525 and 1,654 barrels of crude oil per day (Bopd), respectively. EOG has 99 and 81 percent working interest, respectively in these Mountrail County wells. EOG is drilling development prospects in the Bakken Core, Bakken Lite and Three Forks Formations with a 12-rig program.

EOG announced success from a portion of its acreage tested in the Leonard Shale, a horizontal crude oil play in southeastern New Mexico. The four vertical and seven horizontal wells that EOG has completed in this new area have production characteristics similar to the Barnett Shale Combo - crude oil with a liquids rich natural gas stream contributing to strong well economics. Initial production rates from the Lomas Rojas 26 #1H and #2H were 710 Bopd with 1.7 million cubic feet per day (MMcfd) of liquids rich natural gas and 800 Bopd with 1.5 MMcfd of liquids rich natural gas, respectively. EOG has 100 percent working interest in these two horizontal wells. Based on drilling results to date and other industry data points, EOG estimates the likely reserves on 31,000 of its 120,000 net acres in the play are approximately 65 million barrels of crude oil equivalent, net after royalty.

The Barnett Shale Combo, where EOG is operating a 14-rig drilling program, also continues to add to EOG’s crude oil production profile. In Montague County, EOG reported strong results from three horizontal wells. The King #1H began production at 344 Bopd with 2.5 MMcfd of natural gas, the Olden B#1H was completed at 323 Bopd with 1.7 MMcfd of natural gas and the Alamo B#6H commenced production at 500 Bopd. EOG has 98 percent, 97 percent and 96 percent working interest in the wells, respectively. To further test the concept of horizontal drilling in an area previously designated for vertical wells, EOG completed the Richardson #3H in far western Cooke County. The well, in which EOG has a 92 percent working interest, began production at 325 Bopd and is still cleaning up after frac treatment. These Combo wells are producing at restricted rates to minimize frac sand flowback.

In the Eagle Ford horizontal crude oil shale play in South Texas, EOG also reported consistent production results. The Darlene #2H, in which EOG has 50 percent working interest,

commenced production at 1,033 Bopd with 423 thousand cubic feet per day (Mcfd) of natural gas. Recently, EOG completed its first two wells in Wilson County. The Borgfeld #1H and #2H began production at 707 and 836 Bopd, respectively. EOG has 100 percent working interest in the wells. As previously reported, EOG is operating a modest five-rig drilling program while gathering and interpreting additional 3D seismic data. To date, EOG has drilled and completed 31 wells and has 25 wells awaiting completion across its 505,000 net acre position in the Eagle Ford trend's mature crude oil window. Toward year-end, EOG plans to ramp up drilling activity to a 12-rig program and operate an average of 14 rigs during 2011.

In the Haynesville, EOG drilled two wells that may be among the industry's most prolific to date in the entire play. Due to pipeline constraints, the 30-day average restricted flow rates from the Crane #26-1H and Murray #1H were 27 and 25 MMcfd of natural gas at 7,800 and 8,100 psi flowing pressure, respectively. The wells had initial production rates of 32 and 30 MMcfd at 9,700 and 9,200 psi flowing pressure, respectively. EOG has 96 percent working interest in these Texas core area wells. Extending the boundary of the sweet spot further east into San Augustine County, Texas, the Walters #1H was completed with a restricted initial production rate of 21 MMcfd of natural gas. EOG has 49 percent working interest in this well. EOG confirmed success from the Bossier Formation in DeSoto Parish, Louisiana with the Red River 5#3H. EOG has a 100 percent working interest in the well, which began production at over 15 MMcfd of natural gas.

In the Niobrara Formation in Colorado, EOG is operating a four-rig exploratory drilling program currently concentrating on 100,000 of its 400,000 total net acre position. During the second quarter, EOG drilled and completed the Critter Creek #02-03H and Critter Creek #04-09H, which are producing at managed restricted rates of 570 and 600 Bopd, respectively. EOG has 100 percent working interest in these wells.

"For the first time in EOG's history, during the second quarter total revenues generated from crude oil, condensate and natural gas liquids production exceeded those from natural gas. This mix is in-line with EOG's target to organically evolve toward a predominantly liquids weighted portfolio in North America by 2011 to 2012," said Mark G. Papa, Chairman and Chief Executive Officer.

Capital Structure

At June 30, 2010, EOG's total debt was $3,734 million for a debt-to-total capitalization ratio of 27 percent. Taking into account cash on the balance sheet of $650 million, at the end of the quarter EOG's net debt was $3,084 million and the net debt-to-total capitalization ratio was

23 percent. (Please refer to the attached tables for the reconciliation of net debt (non-GAAP) to current and long-term debt (GAAP) and the reconciliation of net debt-to-total capitalization ratio (non-GAAP) to debt-to-total capitalization ratio (GAAP).)

As EOG continues to pursue its extensive organic high rate-of-return horizontal crude oil and liquids rich investment opportunities, it is making incremental capital expenditures for crude oil related facilities and infrastructure. To maximize long-term project economics on crude oil developments such as the Eagle Ford, EOG is raising its 2010 capital expenditure program by $500 million from previous estimates. The increase will be offset by a greater amount of acreage sales than previously anticipated.

"We plan to sell certain non-core North American producing natural gas assets, as well as acreage in both natural gas and liquids plays, to execute the drilling and development of our suite of outstanding horizontal oil drilling opportunities. The cash generated will partially fund our capex program in 2010 and 2011," Mr. Papa said. "In addition, we are focused on maintaining a strong balance sheet, while on track to deliver 13 percent total company organic production growth this year."

Conference Call Scheduled for August 6, 2010

EOG's second quarter 2010 results conference call will be available via live audio webcast at 8 a.m. Central Daylight Time (9 a.m. Eastern Daylight Time) on Friday, August 6, 2010. To listen, log on to www.eogresources.com. The webcast will be archived on EOG's website through August 20, 2010.

EOG Resources, Inc. is one of the largest independent (non-integrated) oil and natural gas companies in the United States with proved reserves in the United States, Canada, Trinidad, the United Kingdom and China. EOG Resources, Inc. is listed on the New York Stock Exchange and is traded under the ticker symbol "EOG."

This press release, including the accompanying forecast and benchmark commodity pricing information, includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including, among others, statements and projections regarding EOG's future financial position, operations, performance, business strategy, returns, budgets, reserves, levels of production and costs and statements regarding the plans and objectives of EOG's management for future operations, are forward-looking statements. EOG typically uses words such as "expect," "anticipate," "estimate," "project," "strategy," "intend," "plan," "target," "goal," "may," "will" and "believe" or the negative of those terms or other variations or comparable terminology to identify its forward-looking statements. In particular, statements, express or implied, concerning EOG's future operating results and returns or EOG's ability to replace or increase reserves, increase production or generate income or cash flows are forward-looking statements. Forward-looking statements are not guarantees of performance. Although EOG believes the expectations reflected in its forward-looking statements are reasonable and are based on reasonable assumptions, no assurance can be given that these assumptions are accurate or that any of these expectations will be achieved (in full or at all) or will prove to have been correct. Moreover, EOG's forward-looking statements may be affected by known and unknown risks, events or circumstances that may be outside EOG's control. Important factors that could cause EOG's actual results to differ materially from the expectations reflected in EOG's forward-looking statements include, among others:

- the timing and extent of changes in prices for natural gas, crude oil and related commodities;
- changes in demand for natural gas, crude oil and related commodities, including ammonia and methanol;
- the extent to which EOG is successful in its efforts to discover and market reserves and to acquire natural gas and crude oil properties;
- the extent to which EOG can optimize reserve recovery and economically develop its plays utilizing horizontal and vertical drilling and advanced completion technologies;

- the extent to which EOG is successful in its efforts to economically develop its acreage in, and to produce reserves and achieve anticipated production levels from, its existing and future natural gas and crude oil exploration and development projects, given the risks and uncertainties inherent in drilling, completing and operating natural gas and crude oil wells and the potential for interruptions of production, whether involuntary or intentional as a result of market or other conditions;
- the availability, proximity and capacity of, and costs associated with, gathering, processing, compression and transportation facilities;
- the availability, cost, terms and timing of issuance or execution of, and competition for, mineral licenses and leases and governmental and other permits and rights of way;
- changes in government policies, laws and regulations, including environmental and tax laws and regulations;
- competition in the oil and gas exploration and production industry for employees and other personnel, equipment, materials and services and, related thereto, the availability and cost of employees and other personnel, equipment, materials and services;
- EOG's ability to obtain access to surface locations for drilling and production facilities;
- the extent to which EOG's third-party-operated natural gas and crude oil properties are operated successfully and economically;
- EOG's ability to effectively integrate acquired natural gas and crude oil properties into its operations, fully identify existing and potential problems with respect to such properties and accurately estimate reserves, production and costs with respect to such properties;
- weather, including its impact on natural gas and crude oil demand, and weather-related delays in drilling and in the installation and operation of production, gathering, processing, compression and transportation facilities;
- the ability of EOG's customers and other contractual counterparties to satisfy their obligations to EOG and, related thereto, to access the credit and capital markets to obtain financing needed to satisfy their obligations to EOG;
- EOG's ability to access the commercial paper market and other credit and capital markets to obtain financing on terms it deems acceptable, if at all;
- the accuracy of reserve estimates, which by their nature involve the exercise of professional judgment and may therefore be imprecise;
- the timing and extent of changes in foreign currency exchange rates, interest rates, inflation rates, global and domestic financial market conditions and global and domestic general economic conditions;
- political developments around the world, including in the areas in which EOG operates;
- the extent and effect of any hedging activities engaged in by EOG;
- the timing and impact of liquefied natural gas imports;
- the use of competing energy sources and the development of alternative energy sources;
- the extent to which EOG incurs uninsured losses and liabilities;
- acts of war and terrorism and responses to these acts; and
- the other factors described under Item 1A, "Risk Factors," on pages 14 through 19 of EOG's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

In light of these risks, uncertainties and assumptions, the events anticipated by EOG's forward-looking statements may not occur, and, if any of such events do, we may not have anticipated the timing of their occurrence or the extent of their impact on our actual results. Accordingly, you should not place any undue reliance on any of EOG's forward-looking statements. EOG's forward-looking statements speak only as of the date made and EOG undertakes no obligation, other than as required by applicable law, to update or revise its forward-looking statements, whether as a result of new information, subsequent events, anticipated or unanticipated circumstances or otherwise.

Effective January 1, 2010, the United States Securities and Exchange Commission (SEC) now permits oil and gas companies, in their filings with the SEC, to disclose not only “proved” reserves (i.e., quantities of oil and gas that are estimated to be recoverable with a high degree of confidence), but also “probable” reserves (i.e., quantities of oil and gas that are as likely as not to be recovered) as well as “possible” reserves (i.e., additional quantities of oil and gas that might be recovered, but with a lower probability than probable reserves). As noted above, statements of reserves are only estimates and may not correspond to the ultimate quantities of oil and gas recovered. Any reserve estimates provided in this press release that are not specifically designated as being estimates of proved reserves may include estimated reserves not necessarily calculated in accordance with, or contemplated by, the SEC’s latest reserve reporting guidelines. Investors are urged to consider closely the disclosure in EOG’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, available from EOG at P.O. Box 4362, Houston, Texas 77210-4362 (Attn: Investor Relations). You can also obtain this report from the SEC by calling 1-800-SEC-0330 or from the SEC’s website at www.sec.gov.

EOG RESOURCES, INC.
FINANCIAL REPORT
(Unaudited; in millions, except per share data)

	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009
Net Operating Revenues	$ 1,358.0	$ 861.0	$ 2,728.7	$ 2,019.2
Net Income (Loss)	$ 59.9	$ (16.7)	$ 177.9	$ 142.0
Net Income (Loss) Per Share				
Basic	$ 0.24	$ (0.07)	$ 0.71	$ 0.57
Diluted	$ 0.24	$ (0.07)	$ 0.70	$ 0.57
Average Number of Shares Outstanding				
Basic	250.8	248.2	250.6	248.1
Diluted	254.5	248.2	254.2	250.5

SUMMARY INCOME STATEMENTS
(Unaudited; in thousands, except per share data)

	Three Months Ended June 30, 2010	Three Months Ended June 30, 2009	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009
Net Operating Revenues				
Natural Gas	$ 553,354	$ 460,044	$ 1,230,336	$ 1,027,622
Crude Oil, Condensate and Natural Gas Liquids	560,049	287,134	1,069,238	487,462
Gains on Mark-to-Market Commodity Derivative Contracts	37,015	33,570	44,818	384,953
Gathering, Processing and Marketing	195,876	77,284	367,819	115,126
Other, Net	11,674	3,007	16,450	4,085
Total	1,357,968	861,039	2,728,661	2,019,248
Operating Expenses				
Lease and Well	160,734	134,599	326,726	280,105
Transportation Costs	94,345	66,011	183,056	134,873
Gathering and Processing Costs	13,220	13,521	28,881	31,234
Exploration Costs	50,131	34,307	101,328	83,930
Dry Hole Costs	19,318	33,643	42,395	36,637
Impairments	80,362	47,046	149,957	112,517
Marketing Costs	191,213	74,050	359,977	106,003
Depreciation, Depletion and Amortization	465,343	375,592	897,249	764,921
General and Administrative	64,737	58,760	125,160	116,706
Taxes Other Than Income	78,064	23,492	153,529	70,892
Total	1,217,467	861,021	2,368,258	1,737,818
Operating Income	140,501	18	360,403	281,430
Other Income (Expense), Net	(545)	1,237	2,138	2,976
Income Before Interest Expense and Income Taxes	139,956	1,255	362,541	284,406
Interest Expense, Net	29,897	24,811	55,325	43,187
Income (Loss) Before Income Taxes	110,059	(23,556)	307,216	241,219
Income Tax Provision (Benefit)	50,187	(6,850)	129,329	99,215
Net Income (Loss)	$ 59,872	$ (16,706)	$ 177,887	$ 142,004
Dividends Declared per Common Share	$ 0.155	$ 0.145	$ 0.310	$ 0.290

EOG RESOURCES, INC.
OPERATING HIGHLIGHTS
(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2010	**2009**	**2010**	**2009**
Wellhead Volumes and Prices				
Natural Gas Volumes (MMcfd) [(A)]				
United States	1,069	1,139	1,055	1,167
Canada	204	225	208	227
Trinidad	341	266	346	264
Other International [(B)]	15	15	16	15
Total	1,629	1,645	1,625	1,673
Average Natural Gas Prices ($/Mcf) [(C)]				
United States	$ 4.12	$ 3.37	$ 4.67	$ 3.72
Canada	3.60	3.40	4.42	3.92
Trinidad	2.58	1.51	2.54	1.42
Other International [(B)]	4.27	3.55	4.27	4.84
Composite	3.73	3.07	4.18	3.39
Crude Oil and Condensate Volumes (MBbld) [(A)]				
United States	57.6	42.9	55.9	43.8
Canada	6.6	2.9	6.2	3.1
Trinidad	5.4	3.0	4.6	3.0
Other International [(B)]	0.1	0.1	0.1	0.1
Total	69.7	48.9	66.8	50.0
Average Crude Oil and Condensate Prices ($/Bbl) [(C)]				
United States	$ 73.18	$ 52.82	$ 73.23	$ 42.85
Canada	71.63	52.52	72.39	44.53
Trinidad	68.90	47.50	67.89	40.49
Other International [(B)]	73.21	46.75	72.18	46.73
Composite	72.69	52.47	72.77	42.82
Natural Gas Liquids Volumes (MBbld) [(A)]				
United States	27.5	22.1	25.6	21.9
Canada	0.9	1.0	0.9	1.1
Total	28.4	23.1	26.5	23.0
Average Natural Gas Liquids Prices ($/Bbl) [(C)]				
United States	$ 40.31	$ 25.60	$ 43.23	$ 23.88
Canada	42.55	25.60	44.09	25.56
Composite	40.38	25.60	43.25	23.96
Natural Gas Equivalent Volumes (MMcfed) [(D)]				
United States	1,579	1,529	1,545	1,561
Canada	249	249	250	252
Trinidad	373	284	374	282
Other International [(B)]	16	15	16	16
Total	2,217	2,077	2,185	2,111
Total Bcfe [(D)]	201.8	189.0	395.4	382.1

(A) Million cubic feet per day or thousand barrels per day, as applicable.
(B) Other International includes EOG's United Kingdom and China operations.
(C) Dollars per thousand cubic feet or per barrel, as applicable. Excludes the impact of financial commodity derivative instruments.
(D) Million cubic feet equivalent per day or billion cubic feet equivalent, as applicable; includes natural gas, crude oil and condensate and natural gas liquids. Natural gas equivalents are determined using the ratio of 6.0 thousand cubic feet of natural gas to 1.0 barrel of crude oil and condensate or natural gas liquids. Bcfe is calculated by multiplying the MMcfed amount by the number of days in the period and then dividing that amount by one thousand.

EOG RESOURCES, INC.
SUMMARY BALANCE SHEETS
(Unaudited; in thousands, except share data)

	June 30, 2010	December 31, 2009
ASSETS		
Current Assets		
Cash and Cash Equivalents	$ 650,114	$ 685,751
Accounts Receivable, Net	810,145	771,417
Inventories	306,563	261,723
Assets from Price Risk Management Activities	18,671	20,915
Income Taxes Receivable	30,684	37,009
Deferred Income Taxes	1,169	-
Other	98,797	62,726
Total	1,916,143	1,839,541
Property, Plant and Equipment		
Oil and Gas Properties (Successful Efforts Method)	26,647,238	24,614,311
Other Property, Plant and Equipment	1,490,111	1,350,132
Total Property, Plant and Equipment	28,137,349	25,964,443
Less: Accumulated Depreciation, Depletion and Amortization	(10,713,031)	(9,825,218)
Total Property, Plant and Equipment, Net	17,424,318	16,139,225
Other Assets	125,222	139,901
Total Assets	$ 19,465,683	$ 18,118,667
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts Payable	$ 1,255,657	$ 979,139
Accrued Taxes Payable	90,051	92,858
Dividends Payable	38,853	36,286
Liabilities from Price Risk Management Activities	42,207	27,218
Deferred Income Taxes	9,889	35,414
Current Portion of Long-Term Debt	-	37,000
Other	121,480	137,645
Total	1,558,137	1,345,560
Long-Term Debt	3,734,067	2,760,000
Other Liabilities	618,743	632,652
Deferred Income Taxes	3,423,717	3,382,413
Commitments and Contingencies		
Stockholders' Equity		
Common Stock, $0.01 Par, 640,000,000 Shares Authorized and 253,517,235 Shares Issued at June 30, 2010 and 252,627,177 Shares Issued at December 31, 2009	202,535	202,526
Additional Paid In Capital	656,529	596,702
Accumulated Other Comprehensive Income	314,631	339,720
Retained Earnings	8,966,181	8,866,747
Common Stock Held in Treasury, 122,265 Shares at June 30, 2010 and 118,525 Shares at December 31, 2009	(8,857)	(7,653)
Total Stockholders' Equity	10,131,019	9,998,042
Total Liabilities and Stockholders' Equity	$ 19,465,683	$ 18,118,667

EOG RESOURCES, INC.
SUMMARY STATEMENTS OF CASH FLOWS
(Unaudited; in thousands)

	Six Months Ended June 30, 2010	Six Months Ended June 30, 2009
Cash Flows from Operating Activities		
Reconciliation of Net Income to Net Cash Provided by Operating Activities:		
Net Income	$ 177,887	$ 142,004
Items Not Requiring (Providing) Cash		
Depreciation, Depletion and Amortization	897,249	764,921
Impairments	149,957	112,517
Stock-Based Compensation Expenses	44,953	48,479
Deferred Income Taxes	24,493	62,161
Other, Net	(8,884)	1,689
Dry Hole Costs	42,395	36,637
Mark-to-Market Commodity Derivative Contracts		
Total Gains	(44,818)	(384,953)
Realized Gains	38,827	655,740
Excess Tax Benefits from Stock-Based Compensation	-	(21,874)
Other, Net	8,454	6,865
Changes in Components of Working Capital and Other Assets and Liabilities		
Accounts Receivable	(39,275)	149,021
Inventories	(67,363)	(22,151)
Accounts Payable	254,878	(414,823)
Accrued Taxes Payable	(6,011)	4,131
Other Assets	(24,499)	(7,487)
Other Liabilities	(10,930)	(24,842)
Changes in Components of Working Capital Associated with Investing and Financing Activities	(135,973)	169,183
Net Cash Provided by Operating Activities	1,301,340	1,277,218
Investing Cash Flows		
Additions to Oil and Gas Properties	(2,288,270)	(1,433,591)
Additions to Other Property, Plant and Equipment	(115,661)	(151,845)
Proceeds from Sales of Assets	41,939	828
Changes in Components of Working Capital Associated with Investing Activities	135,693	(169,101)
Other, Net	(4,157)	1,384
Net Cash Used in Investing Activities	(2,230,456)	(1,752,325)
Financing Cash Flows		
Long-Term Debt Borrowings	991,395	900,000
Long-Term Debt Repayments	(37,000)	-
Dividends Paid	(75,179)	(69,516)
Excess Tax Benefits from Stock-Based Compensation	-	21,874
Treasury Stock Purchased	(7,307)	(6,125)
Proceeds from Stock Options Exercised and Employee Stock Purchase Plan	21,023	8,026
Debt Issuance Costs	(1,194)	(8,741)
Other, Net	280	(82)
Net Cash Provided by Financing Activities	892,018	845,436
Effect of Exchange Rate Changes on Cash	1,461	5,324
(Decrease) Increase in Cash and Cash Equivalents	(35,637)	375,653
Cash and Cash Equivalents at Beginning of Period	685,751	331,311
Cash and Cash Equivalents at End of Period	$ 650,114	$ 706,964

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF ADJUSTED NET INCOME (NON-GAAP)
TO NET INCOME (LOSS) (GAAP)
(Unaudited; in thousands, except per share data)

The following chart adjusts three-month and six-month periods ended June 30, 2010 and 2009 reported Net Income (Loss) (GAAP) to reflect actual net cash realized from financial commodity price transactions by eliminating the unrealized mark-to-market gains from these transactions and to eliminate the change in the estimated fair value of a contingent consideration liability related to EOG's previously disclosed acquisition of Haynesville and Bossier Shale unproved acreage. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust reported company earnings to match realizations to production settlement months and make certain other adjustments to exclude one-time items. EOG management uses this information for comparative purposes within the industry.

	Three Months Ended June 30,		Six Months Ended June 30,	
	2010	2009	2010	2009
Reported Net Income (Loss) (GAAP)	$ 59,872	$ (16,706)	$ 177,887	$ 142,004
Mark-to-Market (MTM) Commodity Derivative Contracts Impact				
Total Gains	(37,015)	(33,570)	(44,818)	(384,953)
Realized Gains	15,867	344,776	38,827	655,740
Subtotal	(21,148)	311,206	(5,991)	270,787
After-Tax MTM Impact	(13,540)	200,261	(3,836)	174,251
Less: Change in Fair Value of Contingent Consideration Liability, Net of Tax	(1,421)	-	(11,354)	-
Adjusted Net Income (Non-GAAP)	$ 44,911	$ 183,555	$ 162,697	$ 316,255
Net Income (Loss) Per Share (GAAP)				
Basic	$ 0.24	$ (0.07)	$ 0.71	$ 0.57
Diluted	$ 0.24	$ (0.07)	$ 0.70	$ 0.57
Adjusted Net Income Per Share (Non-GAAP)				
Basic	$ 0.18	$ 0.74	$ 0.65	$ 1.27
Diluted	$ 0.18	$ 0.73	$ 0.64	$ 1.26
Average Number of Shares (GAAP)				
Basic	250,825	248,207	250,596	248,095
Diluted	254,503	248,207	254,206	250,499
Average Number of Shares (Non-GAAP)				
Basic	250,825	248,207	250,596	248,095
Diluted	254,503	250,703	254,206	250,499

EOG RESOURCES, INC.
QUANTITATIVE RECONCILIATION OF DISCRETIONARY CASH FLOW (NON-GAAP)
TO NET CASH PROVIDED BY OPERATING ACTIVITIES (GAAP)
(Unaudited; in thousands)

The following chart reconciles three-month and six-month periods ended June 30, 2010 and 2009 Net Cash Provided by Operating Activities (GAAP) to Discretionary Cash Flow (Non-GAAP). EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who adjust Net Cash Provided by Operating Activities for Exploration Costs (excluding Stock-Based Compensation Expenses), Excess Tax Benefits from Stock-Based Compensation, Changes in Components of Working Capital and Other Assets and Liabilities, and Changes in Components of Working Capital Associated with Investing and Financing Activities. EOG management uses this information for comparative purposes within the industry.

	Three Months Ended June 30,		Six Months Ended June 30,	
	2010	2009	2010	2009
Net Cash Provided by Operating Activities (GAAP)	$ 681,053	$ 671,379	$ 1,301,340	$ 1,277,218
Adjustments				
Exploration Costs (excluding Stock-Based Compensation Expenses)	44,820	29,359	90,503	73,830
Excess Tax Benefits from Stock-Based Compensation	-	17,186	-	21,874
Changes in Components of Working Capital and Other Assets and Liabilities				
Accounts Receivable	(56,495)	7,905	39,275	(149,021)
Inventories	14,051	(745)	67,363	22,151
Accounts Payable	(107,246)	62,201	(254,878)	414,823
Accrued Taxes Payable	2,221	15,035	6,011	(4,131)
Other Assets	11,005	8,917	24,499	7,487
Other Liabilities	5,376	6,772	10,930	24,842
Changes in Components of Working Capital Associated with Investing and Financing Activities	61,381	(30,585)	135,973	(169,183)
Discretionary Cash Flow (Non-GAAP)	$ 656,166	$ 787,424	$ 1,421,016	$ 1,519,890

EOG RESOURCES, INC.

QUANTITATIVE RECONCILIATION OF NET DEBT (NON-GAAP) AND TOTAL CAPITALIZATION (NON-GAAP) AS USED IN THE CALCULATION OF THE NET DEBT-TO-TOTAL CAPITALIZATION RATIO (NON-GAAP) TO CURRENT AND LONG-TERM DEBT (GAAP) AND TOTAL CAPITALIZATION (GAAP)

(Unaudited; in millions, except ratio data)

The following chart reconciles Current and Long-Term Debt (GAAP) to Net Debt (Non-GAAP) and Total Capitalization (GAAP) to Total Capitalization (Non-GAAP), as used in the Net Debt-to-Total Capitalization ratio calculation. A portion of the cash is associated with international subsidiaries; tax considerations may impact debt paydown. EOG believes this presentation may be useful to investors who follow the practice of some industry analysts who utilize Net Debt and Total Capitalization (Non-GAAP) in their Net Debt-to-Total Capitalization ratio calculation. EOG management uses this information for comparative purposes within the industry.

		June 30, 2010
Total Stockholders' Equity - (a)	$	10,131
Current and Long-Term Debt - (b)		3,734
Less: Cash		(650)
Net Debt (Non-GAAP) - (c)		3,084
Total Capitalization (GAAP) - (a) + (b)	$	13,865
Total Capitalization (Non-GAAP) - (a) + (c)	$	13,215
Debt-to-Total Capitalization (GAAP) - (b) / [(a) + (b)]		**27%**
Net Debt-to-Total Capitalization (Non-GAAP) - (c) / [(a) + (c)]		**23%**

EOG RESOURCES, INC.

THIRD QUARTER AND FULL YEAR 2010 FORECAST AND BENCHMARK COMMODITY PRICING

(a) Third Quarter and Full Year 2010 Forecast

The forecast items for the third quarter and full year 2010 set forth below for EOG Resources, Inc. (EOG) are based on current available information and expectations as of the date of the accompanying press release. This forecast replaces and supersedes any previously issued guidance or forecast.

(b) Benchmark Commodity Pricing

EOG bases United States and Canada natural gas price differentials upon the natural gas price at Henry Hub, Louisiana using the simple average of the NYMEX settlement prices for the last three trading days of the applicable month.

EOG bases United States, Canada and Trinidad crude oil and condensate price differentials upon the West Texas Intermediate crude oil price at Cushing, Oklahoma using the simple average of the NYMEX settlement prices for each trading day within the applicable calendar month.

	ESTIMATED RANGES (Unaudited)					
	3Q 2010			Full Year 2010		
Daily Production						
Natural Gas Volumes (MMcfd)						
United States	1,225	-	1,275	1,150	-	1,190
Canada	195	-	205	205	-	225
Trinidad	300	-	335	300	-	330
Other International	14	-	18	14	-	18
Total	1,734	-	1,833	1,669	-	1,763
Crude Oil and Condensate Volumes (MBbld)						
United States	57.0	-	75.0	64.8	-	73.3
Canada	8.0	-	10.0	7.0	-	9.0
Trinidad	4.0	-	6.0	4.5	-	5.3
Total	69.0	-	91.0	76.3	-	87.6
Natural Gas Liquids Volumes (MBbld)						
United States	28.0	-	34.5	25.0	-	34.5
Canada	0.6	-	0.9	0.6	-	0.9
Total	28.6	-	35.4	25.6	-	35.4
Natural Gas Equivalent Volumes (MMcfed)						
United States	1,735	-	1,932	1,689	-	1,837
Canada	247	-	270	251	-	284
Trinidad	324	-	371	327	-	362
Other International	14	-	18	14	-	18
Total	2,320	-	2,591	2,281	-	2,501

ESTIMATED RANGES
(Unaudited)

	3Q 2010			Full Year 2010		
Operating Costs						
Unit Costs ($/Mcfe)						
Lease and Well	$ 0.77	-	$ 0.81	$ 0.78	-	$ 0.81
Transportation Costs	$ 0.45	-	$ 0.50	$ 0.45	-	$ 0.48
Depreciation, Depletion and Amortization	$ 2.37	-	$ 2.48	$ 2.35	-	$ 2.41
Expenses ($MM)						
Exploration, Dry Hole and Impairment	$ 145.0	-	$ 175.0	$ 573.7	-	$ 623.7
General and Administrative	$ 73.0	-	$ 80.0	$ 271.1	-	$ 284.1
Gathering and Processing	$ 14.5	-	$ 18.5	$ 58.0	-	$ 66.0
Capitalized Interest	$ 17.6	-	$ 21.6	$ 72.5	-	$ 80.5
Net Interest	$ 31.0	-	$ 36.0	$ 117.8	-	$ 127.3
Taxes Other Than Income (% of Revenue)	6.2%	-	6.8%	6.4%	-	6.7%
Income Taxes						
Effective Rate	40%	-	55%	40%	-	50%
Current Taxes ($MM)	$ 50	-	$ 65	$ 205	-	$ 225
Capital Expenditures ($MM) - FY 2010 (Excluding Acquisitions)						
Exploration and Development, Excluding Facilities				Approximately		$ 4,820
Exploration and Development Facilities				Approximately		$ 350
Gathering, Processing and Other				Approximately		$ 430
Pricing - (Refer to *Benchmark Commodity Pricing* in text)						
Natural Gas ($/Mcf)						
Differentials (include the effect of physical contracts)						
United States - below NYMEX Henry Hub	$ 0.20	-	$ 0.40	$ 0.10	-	$ 0.20
Canada - below NYMEX Henry Hub	$ 0.50	-	$ 0.95	$ 0.40	-	$ 0.55
Realizations						
Trinidad	$ 1.95	-	$ 2.55	$ 2.20	-	$ 2.62
Other International	$ 3.75	-	$ 5.00	$ 4.20	-	$ 5.30
Crude Oil and Condensate ($/Bbl)						
Differentials						
United States - below WTI	$ 4.00	-	$ 5.50	$ 4.33	-	$ 5.45
Canada - below WTI	$ 5.50	-	$ 6.75	$ 6.10	-	$ 6.90
Trinidad - below WTI	$ 9.25	-	$ 12.75	$ 10.00	-	$ 11.75

Definitions

$/Bbl	U.S. Dollars per barrel
$/Mcf	U.S. Dollars per thousand cubic feet
$/Mcfe	U.S. Dollars per thousand cubic feet equivalent
$MM	U.S. Dollars in millions
MBbld	Thousand barrels per day
MMcfd	Million cubic feet per day
MMcfed	Million cubic feet equivalent per day
NYMEX	New York Mercantile Exchange
WTI	West Texas Intermediate